UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 02)*

CARMIKE CINEMAS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

143436400

(CUSIP Number)

Janet McWilliams, Driehaus Capital Management LLC 25 East Erie Street Chicago, IL 60611 Phone : 312-587-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 08, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DRIEHAUS CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,430,578
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,430,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Driehaus Active Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,735,011
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,735,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,735,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07%
14	TYPE OF REPORTING PERSON IV

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D/A as last amended by Amendment No. 1 filed on April 19, 2016 by Driehaus Capital Management LLC (“DCM”) and Driehaus Active Income Fund (“LCMAX”) relating to the Common Stock, par value $0.03 per share (the “Common Stock”), of Carmike Cinemas, Inc. (the “Company”), a company existing under the laws of Delaware. The principal executive offices of the Company are located at 1301 First Avenue, Columbus, Georgia 31901-2109, telephone (706) 576-3400.

Item 2.	Identity and Background

(a)	The Reporting Persons are Driehaus Capital Management LLC (“DCM”) and Driehaus Active Income Fund (ticker symbol LCMAX). DCM is a Delaware limited liability company and a registered investment adviser. The executive officers of DCM are Richard H. Driehaus (Chairman), Robert Gordon (President and Chief Executive Officer), Michelle Cahoon (Managing Director, Treasurer and Chief Financial Officer), Janet McWilliams (Managing Director and General Counsel), Stephen Weber (Managing Director, Sales and Relationship Management), Carla Dawson (Managing Director, Human Resources), Thomas Seftenberg (Managing Director, Relationship Management and Marketing), Michael Shoemaker (Chief Compliance Officer), Kenneth Nelson (Managing Director and Portfolio Manager), Maximilian Heitner (Managing Director, Risk Management and Research) and Daniel Rea (Managing Director, Research). DCM does not have a board of directors. The entity controlling DCM is Driehaus Capital Holdings LLLP, a Delaware limited liability limited partnership. Although the instructions to this filing do not require disclosure of information regarding LCMAX’s officers and directors, this information is available in LCMAX’s prospectus and statement of additional information, available at www.driehaus.com.

(b)	The address of the principal office of DCM, its controlling entity listed above and its officers listed above is 25 East Erie Street, Chicago, IL 60611. The principal office of LCMAX is 25 East Erie Street, Chicago, IL 60611.

(c)	DCM is a registered investment adviser. LCMAX is a series of Driehaus Mutual Funds, an open-end investment company formed in Delaware, and is managed by DCM. The occupations of DCM’s executive officers are noted in “a” above.

(d)	During the last five years, the Reporting Persons, controlling entity and executive officers have not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Persons, controlling entity and executive officers have not been party to a civil proceeding as described in Item 2(e) of Schedule 13D .

(f)	All executive officers are US citizens.

Item 3.	Source and Amount of Funds or Other Consideration

To acquire the Common Stock, LCMAX and two other registered investment companies advised by DCM used funds totaling $67,503,747.12, inclusive of brokerage commissions. One registered investment company (other than LCMAX) advised by DCM also used funds totaling $156,562.70, inclusive of brokerage commissions, to purchase CKEC call option contracts.

Item 4.	Purpose of Transaction

The securities covered by this statement were acquired because the Reporting Persons believe that shares are undervalued. The Reporting Persons believe that such value can be unlocked by exercising their voting rights with respect to the pending transaction with AMC Entertainment Holdings, Inc. (AMC). Following publicly expressed shareholder concern regarding prospective “sandbagging” of company results and/or future guidance, Reporting Persons plan to exercise their statutory right to appraisal.

(a)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any material change in the present capitalization or dividend policy of the Company.

(f)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

(g)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

(b)	The number of shares to which each Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition is stated in Items 7-10 on the cover pages hereto.

(c)	The transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below. The transactions were effected by DCM as the investment adviser on behalf of LCMAX and two registered investment companies which are series of Driehaus Mutual Funds. One of the registered investment companies (other than LCMAX) advised by DCM also holds CKEC 9/16/16 call option contracts with a strike price of $30. All purchases were effected in the open market.

Transaction Date	Shares or Units Purchased (Sold)		Price Per Share or Unit
3/15/2016	5,800		29.51
3/16/2016	4,571		29.47
3/16/2016	9,143		29.53
3/16/2016	12,143		29.51
3/16/2016	12,143		29.53
3/16/2016	62,000		29.70
3/16/2016	1,828		29.47
3/16/2016	3,657		29.53
3/16/2016	4,857		29.51
3/16/2016	4,857		29.53
3/16/2016	24,801		29.70
3/17/2016	18,700		29.51
3/17/2016	25,000		29.70
3/17/2016	59,141		29.62
3/17/2016	18,700		29.51
3/17/2016	25,000		29.70
3/17/2016	59,141		29.62
3/18/2016	146		29.63
3/18/2016	51,268		29.70
3/18/2016	73,239		29.59
3/18/2016	135,347		29.69
3/18/2016	54		29.63
3/18/2016	18,732		29.70
3/18/2016	26,761		29.59
3/18/2016	49,453		29.69
3/18/2016	1500 contracts [9/16/16 Call Option @$30	]	0.95 per underlying share
3/18/2016	98 contracts [9/16/16 Call Option @$30	]	0.8 per underlying share
3/21/2016	5,100		29.53
3/21/2016	37,212		29.58
3/21/2016	47,040		29.60
3/21/2016	121,163		29.60
3/21/2016	1,700		29.53
3/21/2016	12,404		29.58
3/21/2016	15,680		29.60
3/21/2016	40,388		29.60
3/21/2016	1,700		29.53
3/21/2016	12,404		29.58
3/21/2016	15,680		29.60
3/21/2016	40,388		29.60
3/21/2016	53 contracts [9/16/16 Call Option @$30	]	0.85 per underlying share
3/22/2016	9,513		29.66
3/22/2016	16,260		29.69
3/22/2016	33,170		29.65
3/22/2016	36,524		29.72
3/22/2016	56,748		29.68
3/22/2016	70,315		29.66
3/22/2016	919		29.66
3/22/2016	1,572		29.69
3/22/2016	3,207		29.65
3/22/2016	3,531		29.72
3/22/2016	5,486		29.68
3/22/2016	6,797		29.66
3/22/2016	1,268		29.66
3/22/2016	2,168		29.69
3/22/2016	4,423		29.65
3/22/2016	4,870		29.72
3/22/2016	7,566		29.68
3/22/2016	9,375		29.66
3/23/2016	958		29.71
3/23/2016	6,254		29.70
3/23/2016	8,712		29.70
3/23/2016	11,674		29.91
3/23/2016	19,178		29.92
3/23/2016	60,854		29.90
3/23/2016	70,169		30.05
3/23/2016	96,617		29.64
3/23/2016	138,909		29.86
3/23/2016	142		29.71
3/23/2016	924		29.70
3/23/2016	1,288		29.70
3/23/2016	1,726		29.91
3/23/2016	2,835		29.92
3/23/2016	8,996		29.90
3/23/2016	10,372		30.05
3/23/2016	14,283		29.64
3/23/2016	20,534		29.86
4/15/2016	45,833		30.03
4/15/2016	82,500		30.04
4/15/2016	91,667		30.07
4/15/2016	4,167		30.03
4/15/2016	7,500		30.04
4/15/2016	8,333		30.07
4/18/2016	9,091		30.11
4/18/2016	22,727		30.12
4/18/2016	30,909		30.10
4/18/2016	137,273		30.18
4/18/2016	909		30.11
4/18/2016	2,273		30.12
4/18/2016	3,091		30.10
4/18/2016	13,727		30.18

(d)	In addition to LCMAX, two other investment companies which are series of Driehaus Mutual Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities covered by this statement. LCMAX has the right and power with respect to more than 5% of the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

One of the registered investment companies (other than LCMAX) advised by DCM also holds 1,651 CKEC 9/16/16 call option contracts with a strike price of $30 (as shown in Item 5c).

Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the controller or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1. Statement from DCM regarding the acquisition of Carmike Cinemas, Inc.

Exhibit 2. Joint Filing Agreement

Exhibit 3. Analysis of Proposed Sale of Carmike Cinemas, Inc. to AMC Entertainment Holdings Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Driehaus Capital Management LLC

June 08, 2016	By:	/s/ Janet McWilliams
Managing Director and General Counsel

Driehaus Mutual Funds

June 08, 2016	By:	/s/ Janet McWilliams
Chief Legal Officer and Assistant Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)